Exhibit 99.1

Quipt Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2023 Second Quarter

For the three and six months ended

March 31, 2023 and 2022

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-16

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		As at	As at
		March 31,	September 30,
	Notes	2023	2022
ASSETS
Current Assets
Cash		$2,087	$8,516
Accounts receivable, net	4	25,166	16,383
Inventory	5	20,377	15,585
Prepaid and other current assets		1,862	1,052
Total current assets		49,492	41,536
Long-term assets
Property, equipment, and right of use assets, net	6	52,042	33,497
Goodwill	7	50,725	28,208
Intangible assets, net	7	73,042	28,887
Other assets	10	242	86
Total long-term assets		176,051	90,678
TOTAL ASSETS		$225,543	$132,214

LIABILITIES
Current Liabilities
Accounts payable		$23,433	$13,841
Accrued liabilities		5,708	3,451
Current portion of equipment loans	10	11,365	5,473
Current portion of lease liabilities	10	4,330	3,304
Current portion of senior credit facility	10	16,048	6,857
Deferred revenue	9	4,396	3,036
Purchase price payable	3	2,890	5,778
Total current liabilities		68,170	41,740
Long-term Liabilities
Equipment loans	10	138	234
Lease liabilities	10	12,386	7,195
Senior credit facility	10	63,047	3,378
SBA Loan	10	—	120
TOTAL LIABILITIES		143,741	52,667

SHAREHOLDERS' EQUITY
Capital stock	11	219,206	214,254
Contributed surplus		24,045	26,317
Accumulated deficit		(161,449)	(161,024)
TOTAL SHAREHOLDERS' EQUITY		81,802	79,547
TOTAL LIABILITIES AND EQUITY		$225,543	$132,214

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	1

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three Months	Three Months	Six Months	Six Months
		Ended March 31,	Ended March 31,	Ended March 31,	Ended March 31,
	Notes	2023	2022	2023	2022
Revenue
Rentals of medical equipment		$24,515	$17,866	$42,940	$32,847
Sales of medical equipment and supplies		33,605	15,687	55,995	30,230
Total revenues		58,120	33,553	98,935	63,077
Cost of inventory sold		14,909	7,354	24,983	15,013
Operating expenses	13	27,686	16,256	47,148	29,670
Bad debt expense		2,482	3,167	4,765	5,579
Depreciation	6	8,127	4,992	14,120	9,558
Amortization of intangible assets	7	1,454	467	2,256	915
Stock-based compensation	11	1,306	1,161	1,877	3,271
Acquisition-related costs	3	900	4	1,157	66
Gain on disposal of property and equipment		(55)	(38)	(55)	(3)
Other income from government grant		—	(4,254)	—	(4,254)
Operating income		1,311	4,444	2,684	3,262
Financing expenses
Interest expense, net		2,022	487	2,734	986
Loss on foreign currency transactions		8	85	12	126
Loss on extinguishment of debt		30	—	30	—
Change in fair value of debentures		—	(1,319)	—	(1,058)
Income (loss) before taxes		(749)	5,191	(92)	3,208
Provision for income taxes	14	—	155	333	303
Net income (loss)		$(749)	$5,036	$(425)	$2,905

Net income (loss) per share	15
Basic earnings (loss) per share		$(0.02)	$0.15	$(0.01)	$0.09
Diluted earnings (loss) per share		$(0.02)	$0.14	$(0.01)	$0.08
Weighted average number of common shares outstanding:
Basic		35,858	33,438	36,117	33,393
Diluted		35,858	35,577	36,117	35,700

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	2

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net income		—	—	—	—	2,905	2,905
Conversion of debentures		160	887	—	—	—	887
Stock options exercised	11	21	49	(24)	—	—	25
Stock-based compensation	11	—	—	3,271	—	—	3,271
Balance March 31, 2022		33,531	$203,763	$24,248	$657	$(162,958)	$65,710

Balance September 30, 2022		35,605	$214,254	$26,317	$—	$(161,024)	$79,547
Net loss		—	—	—	—	(425)	(425)
Acquisition of Great Elm	3	432	2,060	—	—	—	2,060
Settlement of restricted stock units	11	526	2,791	(4,129)	—	—	(1,338)
Exercise of options	11	50	101	(20)	—	—	81
Stock-based compensation	11	—	—	1,877	—	—	1,877
Balance March 31, 2023		36,613	$219,206	$24,045	$—	$(161,449)	$81,802

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	3

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Six months	Six months
		ended March 31,	ended March 31,
	Notes	2023	2022
Operating activities
Net income (loss)		$(425)	2,905
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6, 7	16,376	10,473
Amortization of financing costs and accretion of purchase price payable	3, 10	266	93
Interest expense, net of amortization and accretion	10	2,468	893
Cash paid for interest		(2,441)	(914)
Loss on foreign currency transactions		12	126
Loss on fair value of convertible debentures	10	—	(1,058)
(Gain) loss on disposal of property and equipment		(55)	(3)
Loss on extinguishment of debt		30	—
Stock-based compensation	11	1,877	3,271
Other income from government grant		—	(4,254)
Adjustment to purchase price payable		50	—
Provision for income taxes		333	303
Cash paid for income taxes		(515)	(466)
Change in working capital (net of acquisitions):
Net (increase) decrease in accounts receivable		(3,252)	3
Net increase in inventory		(2,987)	(526)
Net (increase) decrease in prepaid and other current assets		(1,257)	559
Net increase (decrease) in deferred revenue		337	(117)
Net increase in accounts payables and accrued liabilities		3,999	533
Net cash flow provided by operating activities		14,816	11,821
Investing activities
Purchase of property and equipment	6	(4,937)	(3,683)
Cash proceeds from sale of property and equipment		26	227
Cash paid for acquisitions		(72,689)	(16,485)
Net cash flow used in investing activities		(77,600)	(19,941)
Financing activities
Repayments of loans	10	(6,623)	(6,174)
Repayments of leases	10	(1,953)	(1,689)
Issuance of debt under senior credit facility	10	70,000	—
Repayments of senior credit facility	10	(925)	—
Issuance costs related to senior credit facility	10	(439)	—
Payments of purchase price payable	3	(2,437)	(1,182)
Settlement of restricted stock units	11	(1,338)	—
Proceeds from exercise of options	11	81	24
Net cash flow provided by (used in) financing activities		56,366	(9,021)
Net decrease in cash		(6,418)	(17,141)
Effect of exchange rate changes on cash held in foreign currencies		(11)	(77)
Cash, beginning of period		8,516	34,612
Cash, end of period		$2,087	$17,394

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP (continuous positive airway pressure) and BiPAP (bi level positive air pressure) units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

2.	Summary of significant accounting policies

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2022.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the year ended September 30, 2022.

The unaudited consolidated financial statements were approved and authorized for issue by the Board of Directors on May 15, 2023.

3.	Business acquisitions

Acquisition of Great Elm Healthcare, LLC

On January 3, 2023, the Company, through one of its indirect wholly-owned subsidiaries, acquired Great Elm Healthcare, LLC (“Great Elm”). The purchase price was $74,749,000, which is comprised of approximately $72,689,000 in cash, and 431,996 Quipt common shares at a closing price per share of $4.77 for $2,060,000. The cash was obtained from the delayed draw term loan and revolving credit facility components of the Facility. The Company expensed $1,078,000 of professional fees in conjunction with the acquisition for the six months ended March 31, 2023.

Page	5

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The pro forma revenues and net income for Great Elm for the six months ended March 31, 2023 as if the acquisition had occurred on October 1, 2022 was approximately $31,000,000 and $700,000, respectively, of which approximately $16,000,000 and $500,000 were recognized in the period from January 3, 2023 to March 31, 2023.

The fair value of the acquired assets and liabilities is provisional pending final valuations of the assets and liabilities and is as follows:

Cash	$820
Accounts receivable	5,531
Inventory	925
Prepaid and other current assets	292
Property, equipment, and right of use assets	15,199
Goodwill	23,061
Intangible assets	46,410
Other assets	161
Accounts payable	(5,650)
Accrued liabilities	(3,918)
Deferred revenue	(1,022)
Equipment loans	(4,259)
Lease liabilities	(2,801)
Net assets acquired	$74,749
Cash paid at closing	$72,689
Equity issued at closing	2,060
Consideration paid or payable	$74,749

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period acquisitions. Below is the movement in purchase price payable for the six months ended March 31, 2023 and 2022, respectively:

Amount
Balance September 30, 2021 (current $2,383, long-term $133)	$2,516
Addition from acquisitions	2,082
Accretion of interest	23
Payments	(1,182)
Balance March 31, 2022 (current $3,306, long-term $133)	$3,439

Balance September 30, 2022 (current $5,778, long-term $0)	$5,778
Adjustments on prior acquisitions	(493)
Accretion of interest	42
Payments	(2,437)
Balance March 31, 2023 (current $2,890, long-term $0)	$2,890

Page	6

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Of the adjustments on prior acquisitions for the six months ended March 31, 2023, $543,000 was adjusted through goodwill and $50,000 was included in “Acquisition-related costs” on the condensed consolidated interim statements of income (loss).

4.	Accounts Receivable

Accounts receivable represent amounts due from insurance companies and patients. As of March 31, 2023, the Company has approximately 12% of the Company’s receivables due from Medicare:

	As at	As at
	March 31, 2023	September 30, 2022
Gross receivable	$34,818	$27,122
Reserve for expected credit losses	(9,652)	(10,739)
Total	$25,166	$16,383

5.	Inventory

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

	As at March 31,	As at September 30,
	2023	2022
Serialized	$8,936	$5,814
Non-serialized	11,524	9,854
Reserve for slow-moving	(83)	(83)
Total Inventory	$20,377	$15,585

6.	Property and equipment and right of use assets

The property and equipment and right of use assets was comprised of the following:

	As at	As at
Cost	March 31, 2023	September 31, 2022
Property and equipment, net	$34,769	$22,750
Right of use assets, net	17,273	10,747
Total	$52,042	$33,497

Rental equipment transferred from inventory during the six months ended March 31, 2023 and 2022 was $12,518,000 and $8,063,000 respectively. For the six months ended March 31, 2023 and 2022, the Company obtained equipment loans (Note 10) of $8,010,000 and $4,381,000, respectively, with the balance of $4,508,000 and $3,682,000 paid in cash, respectively.

7.	Goodwill and Intangible Assets

The following is the activity in goodwill and intangible assets for the six months ended March 31, 2023 and 2022:

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

				Sub-total
				intangibles
		Customer	Other	with finite
Cost	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$12,456	$20,690	$8,109	$28,799	$41,255
Acquisitions	13,543	—	—	—	13,543
Disposals	—	—	(2)	(2)	(2)
Balance March 31, 2022	$25,999	$20,690	$8,107	$28,797	$54,796

Balance September 30, 2022	$28,208	34,898	10,499	$45,397	$73,605
Acquisitions	23,061	40,590	5,820	46,410	69,471
Adjustments to prior year acquisitions	(544)	—	—	—	(544)
Balance March 31, 2023	$50,725	$75,488	$16,319	$91,807	$142,532

				Sub-total
				intangibles
		Customer	Other	with finite
Accumulation amortization	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$—	$8,267	$5,658	$13,925	$13,925
Amortization	—	729	186	915	915
Disposals	—	(2)	—	(2)	(2)
Balance March 31, 2022	$—	$8,994	$5,844	$14,838	$14,838

Balance September 30, 2022	$—	$10,345	$6,165	$16,510	$16,510
Amortization	—	1,797	458	2,256	2,256
Balance March 31, 2023	$—	$12,142	$6,623	$18,766	$18,766

				Sub-total
				intangibles
		Customer	Other	with finite
Net carrying amount	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$12,456	$12,423	$2,451	$14,874	$27,330
Balance March 31, 2022	$25,999	$11,696	$2,263	$13,959	$39,958
Balance September 30, 2022	$28,208	$24,553	$4,334	$28,887	$57,095
Balance March 31, 2023	$50,725	$63,346	$9,696	$73,042	$123,767

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the US CARES Act.

Payroll Protection Plan (“PPP’)

During April 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The loans and accrued interest were forgivable if the borrower uses the loan proceeds for eligible purposes. On March 23, 2022, the loan was forgiven, and “other income from government grant” was recorded in the condensed consolidated interim financial statements for the three and six months ended March 31, 2022. No balance remained on the balance sheet as of March 31, 2023 and September 30, 2022.

Page	8

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

9.	Deferred Revenue

Activity for deferred revenue for the six months ended March 31, 2023 and 2022 is as follows:

	For the six	For the six
	months ended	months ended
	March 31, 2023	March 31, 2022
Beginning Balance	$3,036	$2,452
Acquisitions	1,022	202
Net change	338	(118)
Ending Balance	$4,396	$2,536

10.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a.) a delayed draw term loan facility of $85,000,000, of which $64,000,000 was drawn on January 3, 2023, to partially fund the acquisition of Great Elm, b.) a term loan of $5,000,000 that was drawn at closing, and c.) a $20,000,000 revolving credit facility. The Facility amended the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

The Facility bears interest at variable rates ranging in length from daily to three and six months and has fees for unused balances. As of March 31, 2023, the outstanding balances under the Facility totaled $81,075,000, comprised of $63,200,000 on the delayed draw term loan, $4,875,000 on the term loan, and $13,000,000 on the revolving credit facility.

As of March 31, 2023, the delayed draw term loan bears interest at 7.0% and is repayable in quarterly installments of $800,000, with the balance due at maturity. The term loan bears interest at an annual rate of 6.8% and is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility bears interest at an annual rate of 7.0% and is payable at maturity. It is classified as a current liability as it is expected to be repaid during the next twelve months.

Interest expense on the Facility was $1,407,000 and $1,620,000 for the three and six months ended March 31, 2023, respectively. The fair value of the facility approximates the carrying value as of March 31, 2023.

The Company has incurred $2,218,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three and six months ended March 31, 2023, $134,000 and $223,000 of amortization of deferred financing costs was recorded, respectively.

Page	9

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

A summary of the balances related to the Facility as of March 31, 2023 and September 30, 2022 is as follows:

	As of	As of
	March 31, 2023	September 30, 2022
Delayed-draw term loan	$63,200	$—
Term loan	4,875	5,000
Revolving credit facility	13,000	7,000
Total principal	81,075	12,000
Deferred financing costs	(1,980)	(1,765)
Net carrying value	$79,095	$10,235

Current portion	16,048	6,857
Long-term portion	63,047	3,378
Net carrying value	$79,095	$10,235

The revolving credit facility that was replaced with the Facility incurred interest expense of $12,000 and $25,000 for the three and six months ended March 31, 2022, respectively. Issuance costs were being amortized on a straight-line over the four-year term of the facility for a total of $35,000 and $70,000 for the three and six months ended March 31, 2022, respectively.

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and March 31. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The Company exercised this option during the year ended September 30, 2022. No debentures remain outstanding as of March 31, 2023 or September 30, 2022.

The debentures contained multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company was unable to measure the fair value of embedded derivatives reliably, it had chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL). The debentures were valued at fair value using the current trading price, and a gain of $1,319,000 and $1,058,000 was recorded for the three and six months ended March 31, 2022, respectively.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 6% - 7% to impute interest on these arrangements. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $20,318,000 and $14,949,000 as of March 31, 2023 and September 30, 2022, respectively.

Page	10

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Following is the activity in equipment loans for the six months ended March 31, 2023 and 2022:

	Six months ended	Six months ended
	March 31, 2023	March 31, 2022
Beginning Balance	$5,707	$7,384
Additions:
Acquisitions	4,259	—
Operations	8,010	4,381
Repayments	(6,473)	(6,174)
Ending Balance	11,503	5,591
Current portion	11,365	5,351
Long-term portion	$138	$240

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.3%.

Following is the activity in lease liabilities for the six months ended March 31, 2023 and 2022:

		Real
	Vehicles	estate	Total
Balance September 30, 2021	$2,414	$5,351	$7,765
Additions:
Acquisitions	571	1,443	2,014
Operations	241	517	758
Lease terminations	—	(78)	(78)
Repayments	(629)	(1,060)	(1,689)
Balance March 31, 2022	$2,597	$6,173	$8,770

Balance September 30, 2022	$1,993	$8,506	$10,499
Additions:
Acquisitions	365	2,436	2,801
Operations	497	4,872	5,369
Repayments	(368)	(1,585)	(1,953)
Balance March 31, 2023	$2,487	$14,229	$16,716

Page	11

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	March 31, 2023	September 30, 2022
Less than 1 year	$5,522	$3,979
Between 1 and 5 years	13,083	7,443
More than five years	1,323	1,108
Gross lease payments	19,928	12,530
Less: finance charges	(3,212)	(2,031)
Net lease liabilities	16,716	10,499
Current portion	4,330	3,304
Long-term portion	$12,386	$7,195

SBA Loan

In conjunction with an acquisition, the Company assumed an SBA Loan. The face amount of the loan was $150,000 and bears interest at a stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using the incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $119,000. The loan was payable in monthly principal and interest installments of $731 through May 2051 and is secured by substantially all the assets of the acquired subsidiary. The loan was paid off during the three and six months ended March 31, 2023, and a loss on extinguishment on approximately $30,000 was recorded in the condensed consolidated interim financial statements.

Following is the activity in the SBA Loan for the six months ended March 31, 2023 and 2022:

	Six months ended	Six months ended
	March 31, 2023	March 31, 2022
Beginning Balance	$120	$121
Loss on extinguishment	30	—
Repayments	(150)	—
Ending Balance	$—	$121

11.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, shares to be issued, and accumulated deficit, in the amount of $81,058,000 and $79,547,000 as at March 31, 2023 and September 30, 2022, respectively.

Issued share capital

The Company has only one class of common stock outstanding. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any income tax effects.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Shares to be issued

The Company acquired a company during the year ended September 30, 2021, with a portion of the purchase price payable in shares. The fair value of the stock had been discounted by 25%, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock was to be issued. The shares that were scheduled to be issued in August 2022, were settled instead, upon mutual agreement of the parties, with a cash payment of $1,100,000 in the fourth quarter of fiscal year 2022.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the six months ended March 31, 2023 vest quarterly over eight or twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2021	3,786	C$	4.15
Issued	175		6.75
Exercised	(21)		1.50
Expired	(13)		5.89
Forfeited	(95)		8.48
Balance March 31, 2022	3,832	C$	4.16

Balance September 30, 2022	3,751	C$	4.24
Issued	435		8.30
Exercised	(50)		2.20
Expired	(36)		6.82
Forfeited	(46)		7.06
Balance March 31, 2023	4,054	C$	4.54

At March 31, 2023, the Company had 3,062,476 vested stock options with a weighted average exercise price of C$3.35.

Restricted stock units

On May 20, 2021, 953,750 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date. During the year ended September 30, 2022, 105,000 units were forfeited. On February 1, 2022, 81,340 restricted stock units were granted to officers. Each unit represents the right to receive one common share and vested in four installments on the last day of each calendar quarter of 2022. The 645,313 units that vested in calendar years 2021 and 2022 were settled through the issuance of 526,193 shares during the three and six months ended March 31, 2023. The number of shares issued was less than the number of units settled due to the officers’ election to receive a reduced number of shares to satisfy their tax withholding obligations. These tax withholdings resulted in a cash outflow of $1,338,000 by the Company.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

On February 20, 2023, 831,000 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date.

As of March 31, 2023, 1,034,438 restricted stock units were outstanding, of which 101,719 had vested.

The fair value of the restricted stock units on the date of grant are discounted to reflect the difference between the vesting dates and the expected issuance dates, to be expensed over the respective vesting periods with an increase to contributed surplus.

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the six months ended March 31, 2023 and 2022, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months	Six months	Six months
	Ended March 31,	Ended March 31,	Ended March 31,	Ended March 31,
	2023	2022	2023	2022
Restricted stock units	$713	$530	1,058	1,650
Stock options	593	631	819	1,621
Stock-based compensation expense	$1,306	$1,161	$1,877	$3,271

12.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $76,000 as of March 31, 2023, which are all due in less than one year.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

13. Operating expenses

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2023	2022	2023	2022
Payroll and employee benefits	$18,596	$9,965	$30,955	$18,583
Facilities	1,408	897	2,453	1,497
Billing	2,322	1,458	4,201	2,846
Professional fees	758	1,335	1,750	1,970
Outbound freight	1,150	483	1,815	916
Vehicle fuel and maintenance	1,038	843	1,823	1,246
All other	2,414	1,275	4,151	2,612
Total operating expenses	$27,686	$16,256	$47,148	$29,670

14. Income taxes

As of March 31, 2023 and September 30, 2022, the Company's deferred tax liability was zero. Cumulative deferred tax assets are fully reserved as there is not sufficient evidence to conclude it is more likely than not the deferred tax assets are realizable. There is no current liability for federal income taxes. A state and local income tax payable of $64,000 and $246,000 as of March 31, 2023 and September 30, 2022, respectively, has been included within “Accrued liabilities” in the condensed consolidated interim statements of financial position. The provision for income taxes related to the state and local income taxes and was $0 and $333,000 for the three and six months ended March 31, 2023, respectively, and $155,000 and $303,000 for the three and six months ended March 31, 2022, respectively.

15.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2023	2022	2023	2022
Net income (loss)	$(749)	$5,036	$(425)	$2,905
Basic weighted average number of shares	35,858	33,438	36,117	33,393
Diluted weighted average number of shares	35,858	35,577	36,117	35,700
Basic earnings (loss) per share	$(0.02)	$0.15	$(0.01)	$0.09
Diluted earnings (loss) per share	$(0.02)	$0.14	$(0.01)	$0.08

The effect of instruments exercisable or convertible to common shares for the three and six months ended March 31, 2023 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

16.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015, five of which were renewed on October 1, 2022. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $65,000 and $52,000 per month for the six months ended March 31, 2023 and 2022, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $69,000 and $88,000 for the three months ended March 31, 2023 and 2022, respectively. Expense for Board of Directors’ fees were $156,000 and $128,000 for the six months ended March 31, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $371,000 and $(341,000) for the three months ended March 31, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $434,000 and $237,000 for the six months ended March 31, 2023 and 2022, respectively.

Key management personnel also participate in the Company’s share option program (see Note 1). The Company recorded compensation to key management personnel as follows:

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2023	2022	2023	2022
Salaries and benefits	$256	$244	$547	$511
Stock-based compensation	441	572	678	1,668
Total	$697	$816	$1,225	$2,179

17.	Subsequent event

On April 25, 2023, the Company completed a bought deal public offering and brokered private placement. In connection therewith, the Company issued 5,409,000 common shares for aggregate gross proceeds of approximately C$42,500,000, or $31,200,000. Underwriters received a commission of approximately C$2,100,000, or $1,500,000, and other professional fees are estimated to be approximately $800,000, for net proceeds of approximately $28,900,000. A portion of the net proceeds have been used to fully pay down the revolver portion of the Senior Credit Facility.

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